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                              May 19, 2022

       Ron Zwanziger
       Chief Executive Officer
       LumiraDx Ltd
       P.O. Box 1350, Windward 3, Regatta Office Park
       Grand Cayman KYI-1108
       Cayman Islands

                                                        Re: LumiraDx Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed May 2, 2022
                                                            File No. 333-264609

       Dear Mr. Zwanziger:

               We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1

       Cover Page

   1. With respect to the shares registered on behalf of the Morningside entities, highlight on the cover page the
price(s) that the Morningside entities paid for their shares and the percentage of
outstanding common shares that the 41.4 million share
                                                        registration
represents. Highlight the significant negative impact that sales of these shares could have on
the public trading price of your common stock and also add a risk factor to address this
concern.
   2. Please revise the cover page to highlight the number of common shares underlying notes that you are
registering on behalf of the noteholders. For guidance, please refer to
 Ron Zwanziger
LumiraDx Ltd
May 19, 2022
Page 2
      Compliance Disclosure Interpretations, Securities Act Rules, Question 213.02.
General

3. Revise your prospectus, where appropriate, to disclose the price that the Morningside entities paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the selling securityholders acquired their shares, and the price that the public securityholders acquired their shares and warrants. Disclose that while the selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure where appropriate.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Doris Stacey Gama at 202-551-3188 or Joe McCann at
202-551-
6262 with any questions.



                                                             Sincerely,
FirstName LastNameRon Zwanziger
                                                             Division of
Corporation Finance
Comapany NameLumiraDx Ltd
                                                             Office of Life
Sciences
May 19, 2022 Page 2
cc:       Edwin O'Connor, Esq.
FirstName LastName